UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at May 13, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 16, 2008

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO PROCEEDS WITH PHASE III EXPANSION AT GIBRALTAR MINE

May 13, 2008, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) is pleased to announce that its Board of Directors has approved a Phase III expansion of the Company's wholly owned Gibraltar Mine, located in south-central British Columbia.

Under the approved capital plan, the Gibraltar operation will be expanded by 30,000 tons per day processing capacity at a capital cost of approximately C$350 million. This increase in the milling capacity of the Gibraltar concentrator will result in annual copper production capability of approximately 180 million pounds per year, as well as 4.5 million pounds of molybdenum, by the fourth quarter of 2010. The Company is considering a number of financing alternatives, involving approximately 30% debt and 70% generated from internal cash flow, to fund the capital expenditure.

Russell E. Hallbauer, President and CEO of Taseko, commented:

"As the Company has continued to look for growth opportunities it was clear that further investment at Gibraltar is the most accretive for our shareholders. With infrastructure already in place, plus extensive reserves and resources, we can increase production by an additional 50% in a very short period of time, while maintaining a long mine life.

Our engineering group has been engaged for a number of months on the concentrator design and mine development plan for this expansion. We have an engineering, procurement, construction and management team in place that is in the final stages of completing our Phase I and II expansion, on time and on budget, and this is very important to the next phase. Critical mill and mine equipment has been sourced and we believe that this next expansion can be completed in roughly 27 months. The accelerated time-line is targeted to capitalize on the forward copper price curve, resulting in a very short payback and reducing the risk of the project."

Mr. Hallbauer continued:

"This expansion will help reduce our cost structure at Gibraltar and further increase the long-term viability of the mine. This project will have a significant effect on the regional economy of the south-Cariboo because of the construction workforce that will be required over the next 2 years as well as the long-term permanent direct and indirect jobs. When the project is complete, we will have invested over $500 million in the region and our Company will have had a material impact on mitigating the effects of the slowdown in the forest industry resulting from the pine beetle devastation, price of lumber and the US housing market slowdown.

Additionally, we are prepared to invest upwards of $800 million in our Prosperity project. We are urging the governments to move forward in the process before the opportunity to build this mine is gone as a result of a change in the metal markets, or to investment opportunities that present themselves to our Company in other jurisdictions."

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

Neither the TSX Exchange nor the American Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.